November 18, 2016

VIA EDGAR

Mr. Trace Rakestraw
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Growth Funds, Inc.(“ACGF”) and American Century Mutual Funds, Inc. (“ACMF”) (collectively, the “Registrants”) (File Nos. 033-132114; 811-21861 and 002-14213; 811-00816, respectively)

Dear Mr. Rakestraw:

Please find below our response to your comments that we discussed on November 1, 2016, regarding Post-Effective Amendment Nos. 17 and 146, respectively to the Registrants’ registration statements filed on September 12, 2016 for the purpose of (i) adding Class R6 shares to the Focused Dynamic Growth Fund and the Adaptive All Cap Fund (ii) making certain changes to the strategies and risks of the Focused Dynamic Growth Fund, and (iii) adding Class A, R, and R6 shares to the Adaptive Equity Fund (each a “Fund,” and collectively, “Funds”). For your convenience, we restate your comments prior to our responses.

1.	Comment: For all Funds that expect to have a portfolio turnover rate greater than 100%, please consider including part of the portfolio turnover disclosure in the risk section of the summary.
Response: We state this information in the Principal Investment Strategies section of the prospectuses of the Funds. (The disclosure has been added to the Focused Dynamic Growth Fund.) This is consistent with Instruction 7 to Item 9(b) of Form N-1A, which instructs funds to explain the tax consequences of, and trading costs associated with, portfolio turnover as part of the description of a fund’s principal investment strategies, rather than in the risk section.

2.
Comment: The Principal Investment Strategies section of Focused Dynamic Growth states “The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of companies that meet their investment criteria.” To the extent that any such criteria are principal strategies, or to the extent more specifics can be provided regarding how growth stocks will be picked, please disclose them.

American Century Investments
P.O. Box 410141, 4500 Main Street                            1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141                                www.americancentury.com

Mr. Trace Rakestraw
November 18, 2016

Response: We added disclosure to provide additional factors used to select stocks for the Fund.

3.	Comment: If Focused Dynamic Growth invests principally in companies of a certain market capitalization, please disclose in the summary section.
Response: The Fund may invest in companies of all market capitalizations, and does not invest principally in a certain market capitalization.

4.	Comment: If Focused Dynamic Growth invests principally in emerging market countries, please disclose in the summary section and disclose how the Fund defines an emerging market country.
Response: Investing in emerging markets countries is not a principal investment strategy of the Fund. The statement of additional information contains disclosure regarding emerging markets countries, including those countries the advisor considers emerging markets countries.

5.	Comment: Consider moving the management fee breakpoint table from the statement of additional information (SAI) into the Management section of the Funds’ respective prospectuses.
Response: Form N-1A does not require this information to be included in the prospectus, and it would compound our disclosure in a way that investors may find confusing. We respectfully decline to make a change.

6.
Comment: The Principal Investment Strategies section of Adaptive All Cap Fund states, “These tools include a process that screens thousands of publicly traded securities to identify those that meet the fund’s proprietary requirements.” Please further describe this process if it is a principal strategy.

Response: We removed the sentence quoted above and added disclosure to provide additional factors used to select securities for the Fund.

7.
Comment: All of the Funds may invest in foreign securities. If any of the respective Funds use American Depository Receipts (ADRs) or Global Depository Receipts (GDRs) as a principal investment, please disclose in the summary section.

Response: All of the Funds may use ADRs or GDRs, but such instruments are not parts of the Funds’ respective principal investment strategies.

8.
Comment: For the Funds that include growth and value stock risks in their respective Principal Risks sections, we would also expect to see growth and value stocks discussed in the Principal Investment Strategies section.

Response: We feel that our disclosure in the Principal Investment Strategies section is adequate given we note that the Funds “identify attractive investment opportunities, regardless of company size, industry type or geographic location, on a disciplined, consistent basis” and respectfully decline to make a change.

9.
Comment: The Principal Investment Strategies section of Adaptive All Cap includes discussion of investment in emerging markets. Please include an emerging markets risk factor in the Principal Risks section.

Response: We made the requested change.

Mr. Trace Rakestraw
November 18, 2016

10.
Comment: The Item 9 disclosure in Adaptive All Cap describes several security types that the Fund may invest in if its investment methodology fails to generate sufficient investment ideas in common stocks. To the extent that any of the listed securities types are part of the Fund’s principal investment strategies, please add them to the summary section.

Response: These securities are not part of the Fund’s principal investment strategies. They are part of the Fund’s temporary defensive measures disclosure. Pursuant to N-1A, this disclosure belongs in Item 9, rather than in the Fund’s summary section.

11.	Comment: In the Objectives, Strategies and Risks section for all Funds, consider adding headings to the principal risks.
Response: We believe that the existing presentation and organization of the disclosure conforms to the requirements of Form N-1A and clearly explains risks to shareholders. We respectfully decline to make a change.

12.	Comment: In Adaptive Equity Fund’s fee example, please confirm that any applicable waivers are only reflected in the periods in which they were effective.
Response: Confirmed. The fee example is correct.

13.	Comment: Can the fee waiver for either Adaptive Equity or Focused Dynamic Growth be recouped by the advisor, and if so, please describe the process?
Response: The fee waiver cannot be recouped by the advisor.

14.
Comment: The Principal Investment Strategies section of Adaptive Equity states, “Equity securities include common stock, preferred stock and equity equivalents.” To the extent that “equity equivalents” includes derivatives, please specify which ones and describe them.

Response: Although “equity equivalents” may include derivatives, derivatives are not a principal investment strategy of Adaptive Equity Fund. We respectfully decline to make such change.

15.
Comment: The Principal Investment Strategies section of Adaptive Equity states, “These tools include a process that screens thousands of publicly traded securities to identify those that meet the fund’s proprietary requirements.” Please disclose more information about this process. Generally, if any more specificity about the Fund’s principal investment strategies is possible, please include.

Response: We removed the sentence quoted above and added disclosure to provide additional factors used to select securities for the Fund.

16.	Comment: To the extent that mid- and small-cap stocks are principal strategies and risks of the Adaptive Equity Fund, consider adding disclosure.
Response: A small- and mid-cap risk factor has been added.

17.	Comment: In the SAI for ACMF, it is unclear which of the issuer’s funds may invest in zero-coupon and step-coupon securities.
Response: While not part of their principal strategies, all of the funds in ACMF are permitted to invest in zero-coupon and step-coupon securities. The second paragraph will be edited to read, “The funds may also purchase step-coupon or step-rate debt securities.”

Mr. Trace Rakestraw
November 18, 2016

18.	Comment: In the SAI for ACMF, please confirm that the benchmark used for portfolio manager compensation is accurate.
Response: The benchmark was correct as of the date given in the 485(a) filing. However, we plan to update for the 485(b) filing.

19.	Comment: Appendix A is dated as of October 31, 2016. As of the date of the filing, this date was in the future. Please confirm the information is correct.
Response: We will update the information for the 485(b) filing.

20.	Comment: We notice that the signature page of the ACMF filing is before the Part C. Please confirm that the signatures certify the Part C as well as the rest of the filing.
Response: Confirmed. We made an error in our filing software, and it will be remedied for the 485(b) filing.

If you have any questions with regard to the above responses, please contact Christy Crossley at christy_crossley@americancentury.com or 816-340-3224 or Giles Walsh at giles_walsh@americancentury.com or 816-340-3390.

Sincerely,

/s/ Christine J. Crossley
Christine J. Crossley
Assistant Secretary